ARROWHEAD RESEARCH CORPORATION

201 South Lake Avenue, Suite 703

Pasadena, CA 91101

March 23, 2006

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Arrowhead Research Corporation – Acceleration Request for Amendment No. 1 to the Registration Statement on Form S-3 (No. 333-132310)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date of the above-referenced Registration Statement be accelerated to Friday, March 24, 2006, at 9 a.m., EST, or as soon thereafter as practicable.

We acknowledge that:

•	should the Securities and Exchange Commission (“Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Arrowhead Research Corporation (“Arrowhead”) from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	Arrowhead may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

ARROWHEAD RESEARCH CORPORATION

/s/ Joseph T. Kingsley
Joseph T. Kingsley
Chief Financial Officer

cc:    Nasdaq (via facsimile)